UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2012
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
Commission file number 1-1687

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
PPG Puerto Rico Employee Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PPG Industries, Inc.
One PPG Place, Pittsburgh, Pennsylvania 15272

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011	3
Notes to Financial Statements as of and for the Years Ended December 31, 2012 and 2011	4-9
SUPPLEMENTAL SCHEDULE —	10
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2012	11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of and Participants in
PPG Puerto Rico Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PPG Puerto Rico Employee Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP
Pittsburgh, Pennsylvania
June 25, 2013

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Cash and cash equivalents	412,256	453,661
Mutual funds	601,672	477,052
Investment in PPG Industries, Inc. common stock — at fair value (Notes 2 and 3)	727,236	456,774

Total investments at fair value	1,741,164	1,387,487

Receivables:
Employer contributions	2,940	2,647
Employee contributions	6,276	5,410
Notes receivable from participants (Note 2)	29,127	27,750

NET ASSETS AVAILABLE FOR BENEFITS	1,779,507	1,423,294

See notes to financial statements.

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

ADDITIONS:
Net appreciation (depreciation) in fair value of investments:
PPG common stock	$280,687	$(4,365)
Mutual funds	49,572	(23,053)

Total net appreciation (depreciation) in fair value of investments	330,259	(27,418)

Dividends	27,421	24,192
Interest income on cash and cash equivalents	625	584
Interest income on notes receivable from participants	1,235	459

Total investment income (loss)	359,540	(2,183)

Contributions:
Employer	31,887	47,831
Employee	65,870	65,164

Total contributions	97,757	112,995

Total additions	457,297	110,812

DEDUCTIONS:
Withdrawals	83,884	104,983
Administration expenses	17,200	9,641

Total deductions	101,084	114,624

NET INCREASE (DECREASE)	356,213	(3,812)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,423,294	1,427,106

End of year	$1,779,507	$1,423,294

See notes to financial statements.

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting - The financial statements of the PPG Puerto Rico Employee Savings Plan (the “Plan”) are prepared on the accrual basis of accounting, except for amounts due to participants who had requested withdrawals, which are not recorded as a liability of the Plan as of December 31, 2012 and 2011, in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends on the PPG common stock are recorded as investment income on the ex-dividend date.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Risk and Uncertainties - The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.
Cash Equivalents - Cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less.
Investment Valuation - Investments are stated at fair value. Investments in securities traded on securities exchanges are valued at the closing sales price on the last business day of the Plan period. Listed securities for which no sale was reported on that date are valued at bid quotations.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are recorded as withdrawals based on the terms of the Plan document.
Accounting Standards Adopted in the Current Year - In May 2011, the Financial Accounting Standards Board issued an amendment to the fair value measurement guidance and disclosure requirements to establish GAAP in common with International Financial Reporting Standards measurement and reporting requirements. The new requirements were effective for annual reporting periods beginning after December 15, 2011 and were applied prospectively. The Plan adopted the new requirements in 2012; however, the adoption of this guidance did not have a material effect on the Plan's net assets available for benefits or changes in net assets available for benefits.

2.	DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more information on the Plan.
General - The Plan is a defined contribution plan and is qualified under section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan was established to provide a means for participants to save for their retirement and enable participants to defer a portion of their eligible compensation. Participants are employees of PPG Industries, Inc. (the “Company” or PPG) residing in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Act of 1974 (ERISA).
Administration - The named fiduciary for the operation and administration of the Plan (the “Plan Administrator”) is the PPG Global Director, Benefits and HR Services.
The named fiduciary with respect to control and management of the assets of the Plan is the Company. PPG's responsibilities include, but are not limited to, approval of trustees, investment options, and investment managers and establishing performance benchmarks.
The Employee Benefits Committee of PPG has responsibility for establishing, maintaining, and amending the Plan.
Administrative Expenses - The Plan pays all reasonable and necessary costs to manage and operate the Plan as determined by the Plan Administrator. These expenses, including recordkeeping fees, administrative charges, professional costs, and trustee costs, are paid from the assets of the Plan. The Plan Administrator has adopted uniform and nondiscriminatory procedures to allocate these expenses to participant accounts. Administrative expenses in the amount of $17,200 and $9,641 in 2012 and 2011, respectively, were related to recordkeeping of the Plan, trustee fees and legal fees.
Trustee of the Plan - Banco Popular de Puerto Rico is the trustee for all of the Plan assets as of December 31, 2012 and 2011.
Eligibility to Participate in the Plan - The Plan is designed for PPG employees residing permanently in Puerto Rico. An eligible employee may elect to become a participant as of the first of any month that is coincident with or following his or her hire date.
Investment Options - Participants of the Plan are eligible to invest in money market funds, mutual funds and PPG common stock.
Contributions - Contributions under the Plan are made by the participants and, for certain participants, by the Company. Participants can contribute on a pre-tax or after-tax basis. Pre-tax contributions may not exceed $13,000 in 2012 and $15,000 in 2013. After-tax contributions in a plan year may not exceed 10% of the aggregate compensation paid to the employee during all the years he or she has been a Plan participant. Catch-up contributions may only be made by participants who reach age 50 by the end of the plan year and are limited to $1,500 per plan year. Employee contributions may also include rollovers from other qualified plans; however, there were no rollover contributions in either 2012 or 2011.
Company-matching contributions are applied to each participant's monthly contribution subject to a maximum of 6% of the eligible participant's compensation. The Company match rate established each year is at the discretion of the Company. Effective January 1, 2011, the Company matching contribution was 75% on the first 6% of eligible participant compensation contributed. Effective April 1, 2013, the Company matching contribution was raised to 100% on the first 6% of eligible participant compensation contributed.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, if applicable, and allocations of fund earnings and charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.
Vesting - All participant contributions and Company matching contributions and their related earnings are vested immediately and become nonforfeitable.
Payment of Benefits - Upon termination from service for a voluntary or involuntary separation, retirement, or being approved for a Company sponsored long-term disability program, a participant may elect how to receive payment of his or her account from several options, including a total distribution or installment payments. The benefit to which a participant is entitled is the participant's vested account balance. Upon reaching the age of 70 and one-half, distribution of the vested balance to the participant is at the discretion of the participant.
Notes Receivable from Participants - All active participants, excluding (a) those with a vested account balance less than $2,000, and (b) those who have two existing loans may borrow, for either general purposes or for a primary residence, from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding participant loan balance over the past 12 months. General purpose loans have a loan term of 12 to 60 months. Primary residence loans have a loan term of 12 to 120 months. The loans are secured by the participants' account balance and are issued at an interest rate equal to the prime interest rate on the last business day of the previous month, plus 1%. Principal and interest payments are generally repaid by payroll deductions.
Transfers - Transfers in occur when PPG acquires a new business and the account balances of former participants in plan(s) of the acquired company are legally moved into the Plan. Transfers out occur when PPG divests part of a business and the account balances of participants in the Plan related to the divested business are legally moved out of the Plan.
No transfers of assets were made to or from the Plan in either 2012 or 2011.

3.	FAIR VALUE MEASUREMENT

Accounting guidance on fair value measurements establishes a hierarchy of inputs employed to determine fair value measurements, which has three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities, are considered to be the most reliable evidence of fair value, and should be used whenever available. Level 2 inputs are observable prices that are not quoted on active exchanges. Level 3 inputs are unobservable inputs employed for measuring the fair value of assets or liabilities. The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

PPG evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2012 and 2011, there were no transfers between levels.

The financial assets that are reported at fair value on a recurring basis as of December 31, 2012, were as follows:

Level 1

Money market funds:
DWS Investments (DWS) Money Market Series*	$407,985
BPPR time deposit open account	4,271

Total money market funds	412,256

Mutual funds:
DWS Equity 500 Fund	75,102
DWS US Bond Index Institutional Fund*	121,949
Fidelity Advisors Freedom 2015 Fund	31,467
Fidelity Advisors Freedom 2020 Fund	24,546
Fidelity Advisors Freedom 2025 Fund	3,867
Fidelity Advisors Freedom 2030 Fund	38,031
Fidelity Advisors Freedom 2035 Fund	85,492
Fidelity Advisors Freedom 2040 Fund	4,640
Fidelity Advisors Freedom 2045 Fund	712
Fidelity Advisors Freedom 2050 Fund	26,993
Fidelity Contrafund	48,980
Fidelity Growth Fund	50,022
Vanguard FTSE All World ex-US Index Fund	31,697
Vanguard Small-Cap Index Fund	58,174

Total mutual funds	601,672

PPG Industries, Inc. common stock (5,373 shares)*	727,236

Total Investments at fair value	$1,741,164

*Represents investments whose fair value is more than 5% of net assets available for benefits at December 31, 2012.

The mutual funds listed above are traded on securities exchanges and have quoted prices on active markets.

The financial assets that are reported at fair value on a recurring basis as of December 31, 2011, were as follows:

Level 1

Money market funds:
DWS Investments (DWS) Money Market Series*	$434,720
BPPR time deposit open account	18,941

Total money market funds	453,661

Mutual funds:
DWS Equity 500 Fund	58,445
DWS US Bond Index Institutional Fund*	110,004
Fidelity Advisors Freedom Income Fund	11
Fidelity Advisors Freedom 2015 Fund	14,786
Fidelity Advisors Freedom 2020 Fund	19,702
Fidelity Advisors Freedom 2025 Fund	1,824
Fidelity Advisors Freedom 2030 Fund	25,877
Fidelity Advisors Freedom 2035 Fund*	78,349
Fidelity Advisors Freedom 2040 Fund	3,147
Fidelity Advisors Freedom 2045 Fund	10
Fidelity Advisors Freedom 2050 Fund	21,228
Fidelity Contrafund	36,738
Fidelity Growth Fund	36,858
Vanguard FTSE All World ex-US Index Fund	24,078
Vanguard Small-Cap Index Fund	45,995

Total mutual funds	477,052

PPG Industries, Inc. common stock (5,471 shares)*	456,774

Total Investments at fair value	$1,387,487

*Represents investments whose fair value is more than 5% of net assets available for benefits at December 31, 2011.

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, Plan participants will receive all amounts credited to their accounts.

5.	INCOME TAX STATUS

In April 2012, the Plan received a favorable tax determination letter from the Treasury of the Commonwealth of Puerto Rico stating that the Plan is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the Puerto Rico Internal Revenue Code of 1994, as amended. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.	SUBSEQUENT EVENT

On April 1, 2013, PPG finalized the acquisition of the North American architectural coatings business of Akzo Nobel N.V., Amsterdam (“AkzoNobel”). The acquisition further extends PPG's architectural coatings business in the United States, Canada and the Caribbean. AkzoNobel maintained and sponsored the AkzoNobel Retirement Savings Plan for Employees in Puerto Rico (the “AkzoNobel Plan”). PPG has merged the AkzoNobel Plan with and into the Plan, effective June 1, 2013, with the actual transfer of funds from the AkzoNobel Plan to the Plan accomplished as soon as administratively possible after that date. As a result, $7.8 million in assets have been transferred into the Plan as of June 3, 2013.

SUPPLEMENTAL SCHEDULE

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Current
	Identity of Issuer and Title of Issue	Value

	Cash and cash equivalents	$412,256
*	Investment in PPG Industries, Inc., common stock — at fair value	727,236
	Mutual funds — at fair value:
	DWS Equity 500 Fund	75,102
	DWS US Bond Index Institutional Fund	121,949
	Fidelity Advisors Freedom 2015 Fund	31,467
	Fidelity Advisors Freedom 2020 Fund	24,546
	Fidelity Advisors Freedom 2025 Fund	3,867
	Fidelity Advisors Freedom 2030 Fund	38,031
	Fidelity Advisors Freedom 2035 Fund	85,492
	Fidelity Advisors Freedom 2040 Fund	4,640
	Fidelity Advisors Freedom 2045 Fund	712
	Fidelity Advisors Freedom 2050 Fund	26,993
	Fidelity Contrafund	48,980
	Fidelity Growth Fund	50,022
	Vanguard FTSE All World ex-US Index Fund	31,697
	Vanguard Small-Cap Index Fund	58,174
	Employee contribution receivable	6,276
	Employer contribution receivable	2,940
*	Loans to participants with interest rates of 4.25%, maturing through 2014	29,127

	TOTAL	$1,779,507

*	Party in interest

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Director, Benefits and HR Services of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Puerto Rico Employee Savings Plan
(Name of Plan)
Date:	June 25, 2013	/s/ Karen P. Rathburn
Karen P. Rathburn, Global Director, Benefits and HR Services of PPG Industries, Inc. and Administrator of the Plan